

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2015

Joshua L. Coates
Chief Executive Officer
Instructure, Inc.
6330 South 3000 East, Suite 700
Salt Lake City, UT 84121

> **Re:**   **Instructure, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted August 10, 2015**
> **CIK No. 0001355754**

Dear Mr. Coates:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We have reviewed the article titled "Education software firm Instructure prepares for IPO: sources" in the August 13, 2015 issue of Reuters. Please tell us the circumstances that led to the publication of this article and the involvement of the company's agents, including agents of your financial and legal advisors, in the provision of information regarding the DRS submission and the proposed offering to the press. As part of your response, describe your policies for communications with the press during the pre-filing period. Finally, please provide a legal analysis regarding how the publication of this article complies with your obligations under Section 5(c) of the Securities Act and whether additional disclosure is required in this regard.

Liquidity and Capital Resources

Operating Activities, page 58

2.   We note that your balance of accounts receivable increased significantly during the June 30, 2015 and 2014 quarters. To the extent you experience material seasonality in your cash flows, please revise your disclosure to identify and explain the reasons for the trend. If the increase during the quarter was not a result of seasonality, please revise your filing to explain the reasons for this trend. Refer to Section IV.B of Release No. 33-8350.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303, or Craig D. Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, me at (202) 551-3456, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: John McKenna, Esq.
         Cooley LLP